UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Yuchai International Limited
Full Name of Registrant

N/A
Former Name if Applicable

16 Raffles Quay #26-00 Hong Leong Building
Address of Principal Executive Office (Street and Number)

Singapore 048581
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant on May 16, 2008 announced its Board of Directors’ determination to revise and restate the Company’s consolidated financial statements for the year ended December 31, 2005 (“2005 consolidated financial statements”) to correct errors in the accounts of its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”) relating primarily to an understatement of accounts payable at December 31, 2005 by approximately RMB 167.8 million by Yuchai.

The Registrant recently completed the restatement of its 2005 consolidated financial statements and on May 30, 2008 filed an amendment to its annual report on Form 20-F for the year ended December 31, 2005 containing the restated 2005 consolidated financial statements. Following on from this, the Registrant is working to complete its annual report on Form 20-F for the fiscal year ended December 31, 2006 which it expects to file with the Securities Exchange Commission by July 17, 2008, which is the extended date granted by the NYSE. As a result, the Registrant requires additional time to prepare, finalize and file its 2007 Form 20-F as it is contingent upon the completion of the Registrant’s 2006 Form 20-F. Consequently, the Registrant is unable to prepare, finalize and file the 2007 Form 20-F by the filing deadline of June 30, 2008 without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hoh Weng Ming	65	6322 6262
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 20-F for the fiscal year ended December 31, 2006 which the Registrant expects to file with the Securities Exchange Commission by July 17, 2008, which is the extended date granted by the NYSE.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates the net income it expects to report for 2007 to show an improvement over the net income it expects to report for 2006. No reasonable estimate of the extent of the improvement can be made as work on the 2007 consolidated financial statements is still ongoing.

China Yuchai International Limited has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008	By:	/s/ Hoh Weng Ming
	Name:	Hoh Weng Ming
	Title:	Chief Financial Officer